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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

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                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed Pursuant to Section 13 or 15 (d) of the
      Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder


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                                   WSMP, INC.
                 (Exact name of issuer as specified in charter)

P.O. Box 399
Claremont, North Carolina  28610                 (704) 459-7626


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          I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

1.   Title of security:  Common Stock.

2.   Number of shares outstanding before the change:   2,760,338

3.   Number of  shares outstanding after the change:   2,916,588

4.   Effective date of change:  January 29, 1997

5.   Method of change:  Exercise of Stock Options

     Give brief description of transaction: exercise of outstanding stock options for a total of 156,250 shares during the period from December 16, 1996 to January 29, 1997.

          II.  CHANGE IN NAME OF ISSUER

No Change.

Date:  January 29, 1997                 BOBBY G. HOLMAN
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                              Bobby G. Holman, Chief Financial Officer
                              WSMP, Inc.